John L. Reizian, Esquire

Assistant Vice President and Associate General Counsel

Lincoln Life & Annuity Company of New York

350 Church Street

Hartford, Connecticut 06103-1106

Telephone: (860) 466-1539, Facsimile:  (860) 466-1778

John.Reizian@LFG.com

October 14, 2009

Ms. Ellen Sazzman, Counsel

Office of Insurance Products

Division of Investment Management

U. S. Securities and Exchange Commission

Room 8634; Mail Stop 8629

100 F Street, NE

Washington, DC 20549

Re:	LLANY Separate Account M. for Flexible Premium Variable Life
Lincoln Life & Annuity Company of New York (“LLANY”)
File No. 333-155333; 811-08559; CIK: 0001051629
Post-Effective Amendment No. 2

Dear Ms. Sazzman:

Per our conversation yesterday, we are enclosing: (a) a new “clean” copy of the captioned supplement; and (b) a copy of the supplement black-lined against the original submission submitted June 5, 2009.

The following are the revisions you requested with respect to the October 9, 2009 version of the supplement: (1) we revised the language regarding the M&E charge change in D(4) of the summary (page 2 of the revised black-lined copy); (2) added the correct language in Table I regarding when the surrender charges are deducted (page 3 of the revised black-lined copy);  and (3) added “Cost of Insurance” and “Monthly” in the appropriate columns of Table II (page 4 of the revised black-lined copy.)

In preparing this new black-lined copy we discovered two things that might have added to the confusion noted yesterday.  The first is that the black-lining system split one of the tables with text that belonged below it.  We have manually corrected this.  The second is that the language in the June 5th version of the supplement revising the prospectus with respect to the death options was not in order.  When the revised supplement was created and the language moved to the correct order, it caused the additional black-lining (i.e. reflecting the movement) and this may have added to the confusion.  We have confirmed that the order of the language changes following the summary in the revised supplement does indeed follow the order of the provisions in the prospectus.

Should you have any questions regarding this filing, please feel free to contact me at (860) 466-1539.

Sincerely,

/s/ John L. Reizian

John L. Reizian
Assistant Vice President and Associate General Counsel

Lincoln Life & Annuity Company of New York:

Lincoln Life & Annuity Flexible Premium Variable Life Account M

Supplement Dated ~~June 5~~October       , 2009

To the Product Prospectuses dated May 1, 2009 for:

Lincoln AssetEdgeSM VUL

This Supplement outlines changes to the prospectus for Lincoln AssetEdgeSM VUL that will be applicable to policies issued on or after                           , 2009, subject to state availability.  These changes~~: (a)~~ apply only to new purchasers of the policy and not to current owners~~; and (b)~~.  These changes are not optional.

Overview of the changes:

A.    The calculation of the minimum death benefit payable under Death Benefit Option 2 (see, “Death Benefit Options” provision) has been changed.  The amount payable under Death Benefit Option 2 is stated as “the greater of” two amounts.  The change provides a higher “floor” by multiplying one of those amounts by a factor of 115%.

B.    The calculation of the policy’s Specified Amount after the owner switches from Death Benefit Option 2 to Death Benefit Option 1 (see, “Changes to the Initial Specified Amount and Death Benefit Options” provision~~).  Such a switch produces an increase in Specified Amount over the Specified Amount effective under Death Benefit Option 2.  The increase is stated as “the greater of” two amounts.  This change provides a higher “floor” for the Specified Amount increase that the policy provides after the switch~~ ) has been changed.  A change from Death Benefit Option 2 to Death Benefit Option 1 ~~by multiplying one of those amounts by a factor of 15%~~changes the death benefit under the policy from one that may increase over time by the growth in the policy’s Net Accumulation Value to a level death benefit equal to the Specified Amount chosen by the owner. The change described in this Supplement now provides that the new death benefit amount will be based on the Specified Amount increased by 15% or the policy’s Accumulation Value (as of the date the owner makes the switch), whichever is greater.

C.    The provisions of the Enhanced Surrender Value feature, available only on policies issued on a multi-life basis (as the Lincoln AssetEdgeSM Exec VUL~~)~~), have been changed.  The name of the rider is now Exec Enhanced Surrender Value Rider and the period of time during which the Enhanced Surrender Value ~~is available~~feature applies has been changed from ~~a maximum of~~ five (5) years ~~to a period that runs for the same amount of time that~~ from the date the policy is issued to the number of Policy Years, starting from the date the policy is issued, during which surrender charges apply to the policy ~~at issue.  Other than as described above, nothing else has changed~~ .

D.    In the prospectus, under “Policy Summary”, the provision with respect to Charges and ~~the terms, conditions~~Fees:

1.     The Maximum Charge shown in the Surrender Charge section of “Table I: Transaction Fees” has been changed.  It has been reduced from “$47.16 per $1000 of specified amount” to “$46.47 per $1000 of specified amount.”

2.     The Surrender Charges shown for a Representative Insured (male and female), shown in the Surrender Charge section of “Table I: Transaction Fees” have been changed.  The Surrender Charge for the male Representative Insured has been changed from “$29.75 per $1000 of specified amount” to “$30.76 per $1000 of specified amount.”  The Surrender Charge for the female Representative Insured has been changed from “$27.28 per $1000 of specified amount” to “$22.14 per $1000 of specified amount.”

3.     The Cost of Insurance charges shown for a Representative Insured (male and female) shown in the ~~purchase~~Cost of Insurance section of “Table II: Periodic Charges Other Than Fund Operating Expenses” have been changed.  The Cost of Insurance charge for the ~~feature remain~~male Representative Insured has been changed from “$0.20 per month per $1000 of Net Amount at Risk” to “$0.23 per month per $1000 of Net Amount at Risk.”  The Cost of Insurance charge for the ~~same.~~  female Representative Insured has been changed from “$0.15 per month per $1000 of Net Amount at Risk” to “$0.16 per month per $1000 of Net Amount at Risk”

4.     ~~For more details on~~The Mortality and Expenses Risk Charge section of “Table II: Periodic Charges Other Than Fund Operating Expenses” have been changed.  The Daily charge as a percentage of the value of the Separate Account, guaranteed not to exceed an effective annual rate of “0.10% in years 1 -20 and 0% in policy years 21 and later” has been changed to 0.15% in years 1 -15 and 0% in Policy Years 16 and later.

5.     The Maximum Charge Shown in the Administrative Fee section of “Table II: Periodic Charges Other Than Fund Operating Expenses” has been changed.  The charge has been reduced from “$1.83 per month per $1000 of Initial Specified Amount or increase in specified amount” to “$1.25 per month per $1000 of Initial Specified Amount or increase in specified amount.”

6.     The charges shown in the Administrative Fee section of “Table II: Periodic Charges Other Than Fund Operating Expenses” for a Representative Insured (male and female) have been changed.   The charge for a male Representative Insured has been reduced from “$0.33 per month per $1000 of specified amount” to “$0.29 per month per $1000 of specified amount.”  The charge for a female Representative Insured has been increased from “$0.21 per month per $1000 of specified amount” to “$0.27 per month per $1000 of specified amount.”

7.     The Additional Bonus Credits under the section of the prospectus entitled “Premiums” has been changed.  The policy year in which it will first be credited has been changed from policy year 21 to policy year 16.  The annual rate of guaranteed to be credited has been changed from not less than 15% to 20%.

The changes noted above have resulted in changes in the numerical values in some of the representative calculations and tables included in the prospectus, dated May 1, 2009.  The tables, calculations and the sentences in which these numerical changes~~, please see~~ occur are set out below.

E.     In the prospectus, under “Policy Charges and Fees”, the General section of “Surrender Charges” has been changed.  The fourth and fifth paragraphs of this section have been changed for clarity. The schedule of maximum Surrender Charge Periods (i.e. the length of time during which Surrender Charges are applied) associated with the age of the insured on the Policy Date (or the date of an increase in specified amount) that follows the fifth paragraph has been replaced.

F.     The “Glossary of Terms” has been changed:  A definition for the term “Policy Year” has been added to provide additional clarity.

Please refer to the May 1, 2009 prospectus for a discussion of all other provisions of your policy that are not discussed in this supplement.

This supplement is for informational purposes and requires no action on your part.  Please also note that certain terms used in this supplement are defined within the sentences where they appear ~~or may be found~~, in the relevant provisions of the prospectus or in the prospectus Glossary~~, as amended by this Supplement~~.

The prospectus dated May 1, 2009 is being amended as follows (in order of how these respective sections appear in the prospectus):

Changes to “Charges and Fees”(under “Policy Summary”, sub-section “Changes and Fees”:

The following replaces the “Surrender Charge” section of Table I: Transaction Fees:

Charge	When Charge is Deducted	Amount Deducted
Surrender Charge*(1)

Upon a full surrender of your policy, the Surrender charge will be deducted for up to 15 years from the policy Date for the Initial Specified Amount and for up to 15 years from the effective date for each increase in specified amount. Upon a Reduction in Specified Amount, the Surrender Charge will be deducted for up to 10 years from the Policy Date for the Initial Specified Amount and for up to 10 years from the effective date for each increase in specified amount.

Maximum Charge		$46.47 per $1,000 of specified

amount.

Minimum Charge	$0.00 per $1,000 of specified amount.

Charge for a Representative Insured

For a male, age 45, standard non-tobacco, in year one the maximum Surrender Charge is $30.76 per $1,000 of specified amount.

For a female, age 45, standard non-tobacco, in year one the maximum Surrender Charge is $22.14 per $1,000 of specified amount.

*These charges and costs vary based on individual characteristics.  The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay.  You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial advisor.

(1) You may request one or more Partial Surrenders totaling 90% of your policy’s Surrender Value without the imposition of a Surrender Charge.  If you wish to surrender more than 90% of your policy’s Surrender Value, you must request a Full Surrender of your policy, which is subject to the Surrender Charge reflected in the table above.  (See section headed “Partial Surrenders” for a discussion of Partial Surrenders of your policy.)

The following replaces the “Charge for a Representative Insured” under the Cost of Insurance section of Table II: Periodic Charges Other Than Fund Operating Expenses:

Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance Charge for a Representative Insured	Monthly	For a male, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.23 per month per $1,000 of Net Amount of Risk.

For a female, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.16 per month per $1,000 of Net Amount at Risk.

The following replaces the “Mortality and Expense Risk Charge” section of Table II: Periodic Charges Other Than Fund Operating Expenses:

Charge	When Charge is Deducted	Amount Deducted
Mortality and Expense Risk Charge (“M&E”)	Daily (at the end of each Valuation Day).	Daily charge as a percentage of the value of the Separate Account, guaranteed not to exceed an effective annual rate of 0.15% in years 1-15 and 0% in policy years 16 and later.

The following replaces the “Administrative Fee” section of Table II: Periodic Charges Other Than Fund Operating Expenses:

Charge	When Charge is Deducted	Amount Deducted
Administrative Fee*	Monthly

A flat fee of $10 per month in all years.

In addition to the flat fee of $10 per month, for the first ten policy years from issue date or increase in specified amount, a monthly fee per dollar of Initial Specified Amount or increase in specified amount as follows:

Maximum Charge		$1.25 per month per $1,000 of Initial Specified Amount or increase in specified amount.

Minimum Charge		$0.01 per month per $1,000 of Initial Specified Amount or increase in specified amount.

Charge for a Representative Insured

For a male age 45, standard non-tobacco, the maximum additional monthly charge is $0.29 per month per $1,000 of specified amount.

For a female age 45, standard non-tobacco, the maximum additional monthly charge is $0.27 per month per $1,000 of specified amount.

The Enhanced Surrender Value Rider in Table II: Periodic Charges Other Than Fund Operating Expenses under Optional Rider Charges is being deleted.  The following is added to Table II: Periodic Charges Other Than Fund Operating Expenses (section of the table disclosing charges for riders that are not optional) following the Overloan Protection Rider:

Charge	When Charge is Deducted	Amount Deducted
Exec Enhanced Surrender Value Rider — Multi-Life Basis (Lincoln AssetEdgeSM Exec VUL)

Option 2	Monthly (in ~~policy years~~Policy Years 2-5 only)	Charge is $0.075 per $1,000 of Initial Specified Amount.(4)

Option 1	Monthly (in ~~policy years~~Policy Years 2-5 only)	Charge is $0.05 per $1,000 of Initial Specified Amount.(4)

(4) This rider is required and will automatically be issued for policies applied for on a multi-life basis (Lincoln AssetEdgeSM Exec VUL) and the owner of the policy will have the opportunity to elect a higher Enhanced Surrender Value (Option 2).  See section headed “Exec Enhanced Surrender Value Rider — Multi-Life Basis” in the Riders section of this prospectus for a more detailed discussion.

~~The following replaces, in full, the description of the Death Benefit Proceeds under Option 2 in the table under the “Death Benefit Options” provision of the Death Benefits section of the prospectus.~~

~~The greater of:~~

~~a.             the sum of the Specified Amount plus the Net Accumulation Value as of the date of the insured’s death, less any Partial Surrenders after the date of death; or~~

~~a.             the Specified Amount as of the date of the insured’s death, multiplied by the Death Benefit Option 2 Factor of 115%, less any Partial Surrenders after the date of death.~~

~~The following replaces, in full, the description of the Impact on the Specified Amount after a switch from Option 2 to Option 1 in the table under “Changes to the Initial Specified Amount and Death Benefit Option” provision of the Death Benefits section of the prospectus.~~

~~The Specified Amount will be increased by the greater of:~~

~~a.             the Accumulation Value as of the effective date of change; or~~

~~a.             the Specified Amount as of the Monthly Anniversary Day on or next following the date we receive the request for a change, multiplied by 15%.~~

~~The following replaces only the sub-section heading “Enhanced Surrender Value Rider” under the section headed “Rider Charges”:~~

~~Exec Enhanced Surrender Value Rider — Multi-Life Basis.~~

~~The following replaces the last sentence of the second paragraph of the sub-section headed “Enhanced Surrender Value Rider” under the section headed “Rider Charges”:~~

~~(See section headed “Riders — Exec Enhanced Surrender Value Rider” for a discussion of the two options available.)~~

~~The following replaces the sub-section headed “Enhanced Surrender Value Rider (“ESV Rider”)” under the section headed “Riders”:~~

~~Exec Enhanced Surrender Value Rider — (“EESV Rider”).  This rider is available only on policies issued on a multi-life basis (as the Lincoln AssetEdgeSM Exec VUL).  The rider provides an enhanced Surrender Value without imposition of a Surrender Charge (the “Enhanced Surrender Value”) if you fully surrender your policy within the duration of the policy’s surrender charges at issue, as shown in the policy specifications (the “Enhanced Surrender Value Period”) (see section headed Surrender Charges - General” for a discussion of when Surrender Charges are imposed and how Surrender Charges are calculated). This rider does not provide for enhanced Surrender Value for Partial Surrenders or Policy Loans. This rider will terminate at the earliest of the full surrender of the policy for the benefit provided by this rider; the end of the Enhanced Surrender Value Period; lapse of the policy; or exchange, replacement, or any termination of the policy except for the benefits provided by the Change of Insured Rider. In policy years 2-5, there will be a monthly charge per $1,000 of Initial Specified Amount for this rider.~~

~~If application is made for policies on a multi-life basis (as the Lincoln AssetEdgeSM Exec VUL), the Exec Enhanced Surrender Value Rider will automatically be issued with each policy, and the owner of each policy will have the opportunity to elect between two Enhanced Surrender Value options: a higher Enhanced Surrender Value (which is called “Option 2”) and the standard Enhanced Surrender Value (which is called “Option 1”).  Please see sample policy below for an example of hypothetical Accumulation and Surrender Values for Option 1 and Option 2. You may obtain more information about the possible impact of your choice of option by requesting a personalized policy illustration from your financial adviser.~~

~~You may not terminate the rider without terminating the policy.~~

~~•  Under Option 1, if the policy is fully surrendered at any time during the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal:~~

Changes to Surrender Charges under “Policy Charges and Fees”, sub-section Surrender Charges:

The following replaces the third sentence of the third paragraph of the “General” section under Surrender Charges:

The Surrender Charge will never exceed $46.47 per $1,000 of specified amount.

The following replaces the second sentence of the fourth paragraph of the “General Section” under Surrender Charges:

This charge would be imposed if you request a Reduction of Specified Amount with respect to all or part of the increased specified amount, and it is in addition to any Surrender Charge that would apply to the existing specified amount.

The following replaces the fifth paragraph of the “General” section under Surrender Charges:

The length of time during which Surrender Charges apply (“Surrender Charge Period”), whether the Surrender Charges relate to the Initial Specified Amount or any increase in specified amount, is determined by the age of the insured on the Policy Date or on the date of an increase in specified amount.  The length of the Surrender Charge Period with respect to a Reduction in Specified Amount does not vary by age and is always 10 years from the Policy Date for the Initial Specified Amount or from the effective date of each increase in specified amount.

For Full Surrenders —

If, on the Policy Date (or date	The Surrender Charge Period as it relates to the
of increase in specified amount),	Initial Specified Amount or any increase in
the insured is:	specified amount is

• Ages 0-55,	15 years
• Age 56,	14 years
• Age 57,	13 years
• Age 58,	12 years
• Age 59,	11 years
• Age 60 and above,	10 years

The Surrender Charge Period with respect to the Initial Specified Amount starts on the Policy Date.  The Surrender Charge Period with respect to any given increase in specified amount starts on the date of such increase.  A new Surrender Charge schedule will be applicable to each increase and each increase and its Surrender Charge Period is tracked separately for purposes of determining the applicable Surrender Charge.

The following replaces the second paragraph of the “Full Surrenders” section:

For example, the Surrender Charge for a Full Surrender of a policy at the end of the tenth policy year for a male, standard non-tobacco, issue age 45 with an Initial Specified Amount of $1,000,000 which has not been increased would be a) $11.93 multiplied by b) 1,000 ($1,000,000 divided by 1,000), or $11,930.

The following replaces the last sentence of the “Mortality and Expense Risk Charge” section:

The guaranteed charge is the effective annual rate of 0.15% in policy years 1-15 and 0.00% in policy years 16 and beyond.

The following replaces the second sentence of the second paragraph of the “Administrative Fee” section:

The charge will never exceed $1.25 per month per $1,000 of Initial Specified Amount or increase in specified amount.

The following replaces the sub-section headed “Enhanced Surrender Value Rider” under the “Rider Charges” section:

Exec Enhanced Surrender Value Rider.  If application is made for policies on a multi-life basis (as the Lincoln AssetEdgeSM Exec VUL), there is a monthly charge for this rider during Policy

Years 2-5 of $0.05 per $1,000 of Initial Specified Amount for Option 1 and $0.075 per $1,000 of Initial Specified Amount for Option 2.  For example, under Option 1, a policy with an Initial Specified Amount of $500,000 would have a $25 charge per month (or $300 per year), and a policy with an Initial Specified Amount of $1,000,000 would have a $50 charge per month (or $600 per year).  Under Option 2, the charge for a policy with an Initial Specified Amount of $500,000 would be $37.50 per month (or $450 per year), and the charge for a policy with an Initial Specified Amount of $1,000,000 would be $75 per month (or $900 per year) for this rider.

This rider is required and will automatically be issued with each policy applied for on a multi-life basis.  See section headed “Exec Enhanced Surrender Value Rider” in the Riders section of this prospectus for a more detailed discussion.

Changes to Riders under “Your Insurance Policy”, sub-section “Riders”:

The following replaces the sub-section headed “Enhanced Surrender Value Rider (“ESV Rider”)” under “Your Insurance Policy”, sub-section “Riders”:

Exec Enhanced Surrender Value Rider.  If application is made for policies to be purchased by a business or entity (i.e. an association, or trust established by business or association to fund employee or member benefits) on a multi-life basis (multiple policies covering several insureds who share a common association, employment or business relationship), the Exec Enhanced Surrender Value Rider (“Exec ESV Rider”) is required and will automatically be issued with each policy.  Please note that only businesses and entities may purchase this policy on a multi-life basis and that only such businesses or entities may own the policy and exercise the ownership privileges provided by the policy (e.g. electing options, changing beneficiaries, surrendering, borrowing).  At the time of application, you will be able to choose between two options, each of which provide for an increase in the amount that may be received upon a full surrender of a policy than would otherwise be available under the policy’s terms (“Enhanced Surrender Value”).  To receive the Enhanced Surrender Value, the policy must be fully surrendered during the “Exec Enhanced Surrender Value Period.”  The Exec Enhanced Surrender Value Period is the number of Policy Years, starting from the date the policy is issued, during which surrender charges apply to the policy.  Once the policy is issued, the owner will not be able to change Options.  This rider does not provide for an Enhanced Surrender Value for Partial Surrenders or Policy Loans. This rider will terminate at the earliest of:  the full surrender of the policy for the benefit provided by this rider; the end of the Exec Enhanced Surrender Value Period; lapse of the policy; or exchange, replacement, or any termination of the policy other than for the benefits provided by the Change of Insured Rider. In Policy Years 2-5, there will be a monthly charge per $1,000 of Initial Specified Amount for this rider.  You may not terminate the rider without terminating the policy.

Under Option 1, the rider provides an increase in the amount you may receive upon a full surrender of the policy than otherwise would be available under the terms of the policy by waiving the Surrender Charge.  To receive this increased amount (“Enhanced Surrender Value”) your policy must be fully surrendered during the Exec Enhanced Surrender Value Period (see section headed Surrender Charges - General” for a discussion of when Surrender Charges are imposed and how Surrender Charges are calculated).

Under Option 1, if the policy is fully surrendered at any time during the Exec Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal:

1) the policy’s Accumulation Value; minus

2) Indebtedness

~~•     Under Option 2, if the policy is fully surrendered during the first five years of the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal:~~

~~1) the policy’s Accumulation Value; minus~~

~~2) Indebtedness; plus~~

~~3) (a) the lesser of (i) the Initial Specified Amount or (ii) the current specified amount,~~

~~multiplied by~~

~~(b) a per thousand of specified amount adjustment rate (which will be shown in the policy specifications of your policy following the words “Enhanced Surrender Value Per Thousand Adjustment Rate”).~~

~~•     If the policy is fully surrendered at any time after year five through the end of the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal:~~

~~1) the policy’s Accumulation Value; minus~~

~~2) Indebtedness~~

Under Option 2, if you fully surrender your policy during the first five Policy Years, this rider provides an increase in the amount you may receive as an Enhanced Surrender Value by waiving the Surrender Charge and by providing a credit for a portion of the monthly Administrative Fees that otherwise would be imposed during this period.  The credit is calculated according to the formula shown below and is based on: (a) the lesser of the Initial Specified Amount or current Specified Amount, multiplied by a per $1000 of Specified Amount adjustment rate that will be shown in the policy specifications of your policy following the words “Enhanced Surrender Value Per Thousand Adjustment Rate.”  The credit will offset a portion of those charges described in the Administrative Fees section of “Table II: Periodic Charges Other Than Fund Operating Expenses” as a monthly fee per dollar of Initial Specified Amount or increase in specified amount.  .” .  After the first five Policy Years, the Enhanced Surrender Value will be calculated in the same manner as Option 1, shown above.

Under Option 2,

(a)   if the policy is fully surrendered during the first five Policy Years of the Exec Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal:

1) the policy’s Accumulation Value; minus

2) Indebtedness; plus

3)     (A) the lesser of (i) the Initial Specified Amount or (ii) the current Specified Amount, multiplied by

(B) the Enhanced Surrender Value Per Thousand Adjustment Rate, shown in your policy specifications.  Note: The result of this calculation provides a credit against a portion of the monthly Administrative Fees imposed during this period and will provide an offset against those charges described in the Administrative Fees section of “Table II: Periodic Charges Other Than Fund Operating Expenses” as a monthly fee per dollar of Initial Specified Amount or increase in specified amount.

(b)   if the policy is fully surrendered at any time after the fifth Policy Year and before the end of the Exec Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal:

1) the policy’s Accumulation Value; minus

2) Indebtedness

Accordingly, Option 2 provides a higher Enhanced Surrender Value than Option 1 when the policy is fully surrendered in during the first five Policy Years of the Exec Enhanced Surrender Value Period.

Please see sample policy below for an example of hypothetical Accumulation and Surrender Values for Option 1 and Option 2. You may obtain more information about the possible impact of your choice of option by requesting a personalized policy illustration from your financial advisor.

Your policy Accumulation Value at any point in time equals the sum of Fixed Account value, the Separate Account Value, and the Loan Account Value (see the section headed “Policy Values” for a more detailed discussion). Your policy Surrender Value equals the policy Accumulation Value less any Indebtedness less any applicable Surrender Charge (see section headed “Policy Surrenders” for a more detailed discussion).

~~The Enhanced Surrender Value Per Thousand Adjustment Rate is designed to provide a higher Surrender Value during the Enhanced Surrender Value Period. You may find the higher Surrender Value helpful where the Surrender Value of the policy during the Enhanced Surrender Value Period has greater importance to the purchaser.~~

The following example demonstrates hypothetical Accumulation Values and Surrender Values without the Exec Enhanced Surrender Value Rider (“Exec ESV Rider”) and with the Exec Enhanced Surrender Value Rider showing the election of either Option 1 or Option 2 for a policy with a ten year Exec Enhanced Surrender Value Period (note: all Surrender Values and Enhanced Surrender Values are shown net of all policy expenses):

Sample Policy

•  Insured: Male Standard Non-tobacco, age 55

•  Duration of policy’s surrender charge at issue: ~~10~~15 years

•  Specified ~~amount~~Amount: $2,500,000

•  Benefit Selection Option: Not Elected

•  Death Benefit Option: 1 (Level)

•  Planned annual Premium Payment: $60,000

•  No Indebtedness

•  Assumed Investment Return: 8.00% gross (7.24% net)*

•  For this case, the Enhanced Surrender Value Per Thousand Adjustment Rate is $4.39 per ~~thousand adjustment rate is 6.64~~$1000 of Specified Amount for Option 2

End	Without ~~E~~Exec ESV Rider		With ~~E~~Exec ESV Rider — Option 1		With ~~E~~Exec ESV Rider — Option 2
of Year	Accumulation Value	Surrender Value	Accumulation Value	Enhanced Surrender Value	Accumulation Value	Enhanced Surrender Value
1	~~$ 43,538~~41,100	~~$~~ 0	~~$ 43,538~~41,100	~~$ 43,538~~41,100	~~$ 43,538~~41,100	~~$ 60,138~~52,075
2	~~$ 88,839~~85,259	 ~~$ 2,639~~0	~~$ 87,276~~83,699	~~$ 87,276~~83,699	~~$ 86,495~~82,919	~~$103,095~~93,894
3	~~$135,979~~132,704	~~$ 59,304~~45,079	~~$132,730~~129,468	~~$132,730~~129,468	~~$131,106~~127,850	~~$147,706~~138,825
4	~~$185,409~~183,680	~~$118,559~~102,105	~~$180,339~~178,644	~~$180,339~~178,644	~~$177,804~~176,126	~~$194,404~~187,101
5	~~$237,162~~238,450	~~$180,462~~163,100	~~$230,122~~231,479	~~$230,122~~231,479	~~$226,602~~227,993	~~$243,202~~238,968
6	~~$292,391~~297,295	~~$246,216~~228,345	~~$284,785~~289,805	~~$284,785~~289,805	~~$280,982~~286,061	~~$280,982~~286,061
7	~~$351,544~~360,520	~~$316,244~~298,170	~~$343,325~~352,473	~~$343,325~~352,473	~~$339,215~~348,449	~~$339,215~~348,449
8	~~$414,943~~427,372	~~$390,943~~371,822	~~$406,059~~418,722	~~$406,059~~418,722	~~$401,617~~414,397	~~$401,617~~414,397
9	~~$482,942~~498,026	~~$470,692~~449,476	~~$473,338~~488,722	~~$473,338~~488,722	~~$468,536~~484,070	~~$468,536~~484,070
10	~~$555,951~~572,714	~~$555,951~~531,414	~~$545,565~~562,700	~~$545,565~~562,700	~~$540,372~~557,693	~~$540,372~~557,693
11	663,981	630,231	653,196	653,196	647,803	647,803
12	760,963	735,063	749,339	749,339	743,527	743,527
13	863,732	846,057	851,190	851,190	844,920	844,920
14	972,720	963,670	959,173	959,173	952,399	952,399
15	1,088,435	1,088,435	1,073,782	1,073,782	1,066,455	1,066,455

~~If you request a Full Surrender of your policy while the Exec Enhanced Surrender Value Rider is in effect, you will receive the greater of the Surrender Value calculated under the provisions of your policy and the Exec Enhanced Surrender Value calculated under Exec Enhanced Surrender Value Rider - Option 1 or Exec Enhanced Surrender Value Rider - Option 2, as applicable. As noted above, because both options of the Exec Enhanced Surrender Value Rider base the benefit to be paid in part upon the Accumulation Value of your policy at the time you request a Full Surrender, increases or decreases in the Accumulation Value of your policy will impact the benefit payable under the rider upon a Full Surrender of the policy. The Exec Enhanced Surrender Value Rider will be automatically issued with your policy; however, you should consider with your financial adviser which enhanced Surrender Value option would assist you in reaching your goals, as the costs associated with this rider differ between the two options. Your financial adviser can provide you with an illustration which would demonstrate how the policy might work with Exec Enhanced Surrender Value Rider - Option 1 or Exec Enhanced Surrender Value Rider - Option 2.~~

*The Assumed Investment Return shown is illustrative only.  Your investment return may be higher or lower than the rate used to create this table.  The table is intended to illustrate the effect(s) of the application of the Exec ESV Rider on policy values and is not intended to imply that a purchaser can expect to achieve the values shown.

The description below, based on the sample policy noted above and values at the end of the second Policy Year, reflects how the values have been derived (please note that there is no Indebtedness in this example):

Without Exec ESV Rider

(a)   The Accumulation Value: $85,259

(b)   Less the Surrender Charge: $93,500

(c)   The Surrender Value is then floored at $0

With Exec ESV Rider — Option 1

1)     The Accumulation Value: $83,699, which is net of the monthly $0.05 per $1000 of Initial Specified Amount charge for the Exec ESV Rider

2)     The Surrender Charge is waived: $0

3)     $83,699 less $0 equals the Surrender Value of $83,699

With Exec ESV Rider — Option 2

(a)   The Accumulation Value: $82,919, which is net of the monthly $0.075 per $1000 of Initial Specified Amount charge for the Exec ESV Rider

(b)   The Surrender Charge is waived: $0

(c)   The additional credit for a portion of the Administrative Fees is:

(A)  The Enhanced Surrender Value Per Thousand Adjustment Rate for this insured: $4.39 multiplied by

(B)   $2,500 ($2,500,000 of Specified Amount divided by 1,000) which equals $10,975

(d)   $82,919 less $0 plus $10,975 equals the Surrender Value of $93,894

(Please note that the additional credit for a portion of the Administrative Fees, as shown in (c), above, is not available to be applied with respect to calculations of the Enhanced Surrender Value payable after the fifth Policy Year.)

Changes to the Benefit Selection Option under “Your Insurance Policy”, sub-section “Benefit Selection Option”:

The following replaces the example shown with respect to a Male, 55 Years Old, Standard Non-tobacco:

Male, 55 Year Old, Standard Non-tobacco
Benefit Selection Option	Monthly Administrative Expense Fee	Continuation of Coverage Specified Amount	Result
Election: None	$0.39167 per thousand of Specified Amount (higher)	100% of Specified Amount (higher)	This option offers the full specified amount during Continuation of Coverage. The price of the protection is reflected in the higher Monthly Administrative Expense Fee.

Election: 50%	$0.23751 per thousand of Specified Amount (lower)	50% of Specified Amount (lower)	This option offers less than the full specified amount during Continuation of Coverage. The Monthly Administrative

Expense Fee is reduced in exchange. Therefore, this option allows somewhat more money to be invested in the Sub-Accounts or allocated to the Fixed Account while providing a part of the specified amount during Continuation of Coverage.

Election: 100%	$0.08333 per thousand of Specified Amount (lowest)	0% of Specified Amount (lowest)

This option offers no Continuation of Coverage specified amount*. The Monthly Administrative Expense fee is reduced in exchange. Therefore, this option allows more money to be invested in the Sub-Accounts or allocated to the Fixed Account.

The following replaces the two charts which show the hypothetical Accumulation Value, Continuation of Coverage Specified Amount and Illustrated Death Benefit Proceeds.  The values have changed due to the changes in Charges and Fees described above:

•  Insured: Male Preferred Non-tobacco, age 60

•  Specified Amount: $1,000,000

•  Annual Premium Payment: $36,000 for 40 years is paid at or before the beginning of each of the first 40 policy years

•  No Indebtedness on the policy

•  Death Benefit Option: 1 (level)

•  Death Benefit Qualification Test: Cash Value Accumulation Test

•  Assumed Investment Return: 8.00% gross (7.24% net)

•  Assumed Fixed Account Interest Rate: 5.05%

Benefit Selection Option %		0% (Not Elected)			50%			100%
End of Year	Age	Accumulation Value	Continuation of Coverage Specified Amount	Illustrated Death Benefit Proceeds	Accumulation Value	Continuation of Coverage Specified Amount	Illustrated Death Benefit Proceeds	Accumulation Value	Continuation of Coverage Specified Amount	Illustrated Death Benefit Proceeds
40	100	5,408,109	1,000,000	5,462,190	5,709,671	500,000	5,766,768	6,007,037	0	6,067,108
41	101	5,692,580	1,000,000	5,749,506	6,010,005	500,000	6,070,105	6,323,013	0	6,386,244
42	102	5,992,016	1,000,000	6,051,936	6,326,138	500,000	6,389,399	6,655,610	0	6,722,166
43	103	6,307,202	1,000,000	6,370,274	6,658,899	500,000	6,725,488	7,005,702	0	7,075,759

The following example uses the same policy and assumptions as the example above except that the Assumed Investment Return is 0.00% gross (-0.76% net):

Benefit Selection Option %		0% (Not Elected)			50%			100%
End of Year	Age	Accumulation Value	Continuation of Coverage Specified Amount	Illustrated Death Benefit Proceeds	Accumulation Value	Continuation of Coverage Specified Amount	Illustrated Death Benefit Proceeds	Accumulation Value	Continuation of Coverage Specified Amount	Illustrated Death Benefit Proceeds
40	100	28,002	1,000,000	1,000,000	234,712	500,000	500,000	441,430	0	445,844
41	101	29,475	1,000,000	1,000,000	247,058	500,000	500,000	464,650	0	469,296
42	102	31,025	1,000,000	1,000,000	260,053	500,000	500,000	489,091	0	493,982
43	103	32,657	1,000,000	1,000,000	273,732	500,000	500,000	514,817	0	519,966

Changes to Additional Bonus Credits (under “Premiums”, sub-section “Additional Bonus Credits”):

The following replaces the first sentence under Additional Bonus Credits:

On each Monthly Anniversary Day beginning with the first Monthly Anniversary Day in policy year 16, we will make “Additional Bonus Credits” to Net Accumulation Values in each Sub-Account and the Fixed Account at an annual rate guaranteed to be not less than 0.20% of the values in each Sub-Account and the Fixed Account on the Monthly Anniversary Day.

Change to Introduction of Death Benefit Options (under “Death Benefits”, sub-section “Death Benefit Options”):

The following replaces, in full, the first paragraph of the provision:

Three different death benefit options are available.  Your choice of option will depend on your insurance needs.  The options offered are intended to provide you with flexible solutions to changing insurance needs.  You may choose the death benefit option at the time you apply for your policy.  If you do not choose a death benefit option at that time, Death Benefit Option 1 will apply.  (See discussion under “Changes to the Initial Specified Amount and Death Benefit Options” for details as to the changes you are permitted to make in your choice of death benefit option after your policy has been issued.).  Your financial advisor can assist you in determining the Option that best meets your needs.

Changes to the Calculation of Death Benefits (under  “Death Benefits”, sub-section “Death Benefit Proceeds”):

The following replaces, in full, the description of the Death Benefit Proceeds under Option 2 in the table under the “Death Benefit Options” provision of the Death Benefits section of the prospectus.

Option	Death Benefit Proceeds Equal to the		Variability
2	The greater of:		May increase or decrease over time, depending on the amount of premium paid and the investment performance of the Sub-Accounts or the interest credited to the Fixed Account.
a.

the sum of the Specified Amount plus the Net Accumulation Value as of the date of the insured’s death, less any Partial Surrenders paid after the date of death (i.e. Partial Surrender amounts we may have paid to the owner after the date of the insured’s death but before the death of the insured was reported to us); or

	b.	the Specified Amount as of the date of the insured’s death, multiplied by 115%, less any Partial Surrenders after the date of death.

The following replaces, in full, the description of the Impact on the Specified Amount after a switch from Option 2 to Option 1 in the table under “Changes to the Initial Specified Amount and Death Benefit Option” provision of the Death Benefits section of the prospectus.

Option Change	Impact
2 to 1	The Specified Amount will be increased by the greater of:
	a.	the Accumulation Value as of the effective date of change; or
	b.	the Specified Amount as of the Monthly Anniversary Day on or next following the date we receive the request for a change, multiplied by 15%.
(This changes the death benefit under the policy from one that may increase over time by the growth in the policy’s Net Accumulation Value to a level death benefit.)

Changes to No-Lapse Provision (under “Lapse and Reinstatement”, sub-section “No-Lapse Provision”):

The following replaces the “Required annual premium amount” of the hypothetical example under the No-Lapse Provision:

	No-Lapse Provision with 10- year no-lapse period	No-Lapse Provision with 20- year no-lapse period
Required annual premium amount	$8,850	$9,920

Changes to “Appendix A” (in the prospectus)

The following replaces, in full, Appendix A:

EXAMPLE OF SURRENDER CHARGE CALCULATIONS:

The following hypothetical examples demonstrate the impact of Surrender Charges under different scenarios shown below for a male, standard non-tobacco, issue age 45 with an Initial

Specified Amount of $1,000,000, no Indebtedness, assumed investment return of 8.00% (7.24% net) and a planned annual Premium Payment of $15,000:

1)     Fully surrender the policy at the end of the representative policy years shown:

End of Year	Accumulation Value	Surrender Charge	Surrender Value
1	10,303	29,120	0
10	143,001	11,930	131,071
16	308,647	0	308,647

In the table above, the Surrender Charge at the end of year 1 would be:

a)     $29.12 multiplied by

b)    1,000 ($1,000,000 divided by 1,000), or $29,120.

2)     Decrease the Initial Specified Amount by $250,000 from $1,000,000 to $750,000 at the end of the representative policy years shown:

End of Year	Surrender Charge
1	7,280
5	5,515
11	0

In the table above, the Surrender Charge at the end of year 1 would be:

a)     29.12 multiplied by

b)    250 ($250,000 divided by 1,000), or $7,280.

3)     Increase the Specified Amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then Fully Surrender the policy at the end of the representative policy years shown:

End of Year	Accumulation Value	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge	Surrender Value
9	113,998	14,090	15,270	29,360	84,638
12	168,482	7,410	11,995	28,500	149,077
16	262,238	0	7,140	7,140	255,098
22	463,988	0	0	0	463,988

In the table above, the surrender charge at the end of year 9 would be:

a)

(i)   14.09 multiplied by

(ii)  1,000 ($1,000,000 divided by 1,000), plus

b)

(i)   30.54 multiplied by

(ii)  500 ($500,000 divided by 1,000), or $29,360.

•      At the end of year 9 and 12, the Surrender Charge equals the charge on the Initial Specified Amount plus the charge on the additional specified amount.

•      At the end of year 16, the Surrender Charge for the Initial Specified Amount would have expired.

•      At the end of year 22, the Surrender Charge for both the Initial and additional specified amount would have expired.

4)     Increase the Initial Specified Amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, then decrease the specified amount by $900,000 from $1,500,000 to $600,000 at the end of the representative policy year shown:

End of Year	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge
9	5,636	15,270	20,096
12	0	11,995	11,995
22	0	0	0

In the table above, the surrender charge at the end of year 9 would be:

a)

(i)   14.09 multiplied by

(ii)  400 ($400,000 divided by 1,000), plus

b)

(i)   30.54 multiplied by

(ii)  500 ($500,000 divided by 1,000), or $20,096.

•      At the end of year 9, the Surrender Charge equals the charge on the Initial Specified Amount plus the charge on the additional specified amount.

•      At the end of year 12, the Surrender Charge for the Initial Specified Amount would have expired after year 10.

•      At the end of year 22, the Surrender Charge for both the Initial and additional specified amount would have expired after year 17.

Changes to the “Glossary of Terms”

The following adds the defined term Policy Year (policy year) to the “Glossary of Terms”:

Term Defined	Definition
Policy Year (policy year)	Twelve month period(s) beginning on the Policy Date and extending up to but not including the next Policy Anniversary date.